Exhibit 99.3

DDC Enterprise Launches World’s First AI Operating System and Treasury Graph Purpose-Built for a Corporate Bitcoin Reserve

DDC Enterprise Sets New Standard for Corporate Bitcoin Management with Launch of AI Treasury Intelligence Platform

NEW YORK--(BUSINESS WIRE)-- DDC Enterprise Limited (NYSEAMERICAN: DDC) (“DDC” or the “Company”), a global Asian food platform and digital asset treasury company, today announced the launch of the DDC Treasury Intelligence Platform, a purpose-built, AI-driven operating system for managing the Company’s Bitcoin treasury with greater discipline, transparency, and a bold, long-term focus on shareholder value.

The platform is being built in partnership with Appnovation, a global digital consultancy with deep experience in applied AI and uses advanced large language models from multiple leading providers, including OpenAI, Anthropic, and Google. Its architecture uses an abstraction layer that treats models as interchangeable components, enabling DDC to route workloads to whichever combination of foundation models and infrastructure offers the best performance, cost, and compliance profile over time. The platform is designed to support, rather than replace, management judgement by improving the quality, consistency, and speed of treasury analysis within clearly defined governance parameters.

Beyond its initial use in treasury, the platform is being designed as an AI infrastructure layer that can support future decision systems across DDC, including areas such as financial risk, operations, and investor analytics, as the Company seeks to apply AI broadly and systematically to enhance long-term shareholder value.

“Many companies now hold Bitcoin on their balance sheets, but few have built dedicated infrastructure around how these positions are managed,” said Norma Chu, Founder, Chairwoman, and CEO of DDC. “We built the DDC Treasury Intelligence Platform to improve how we manage our own treasury, with a focus on discipline, transparency, and long-term capital allocation. As AI reshapes what is possible in every industry, we see this as the next inevitable step-change in how a forward-thinking enterprise should make decisions. Using AI, our ambition is to create a learning system that raises the standard of how we run a Bitcoin treasury today and, over time, can inform other critical decisions across DDC and potentially become a solution other companies rely on as well.”

DDC believes it is among the first listed companies to invest in this level of dedicated AI infrastructure for a corporate Bitcoin treasury, reflecting a conviction that the way such treasuries are managed will increasingly separate leaders from followers. Over time, the Company expects this capability to strengthen the efficiency of its capital allocation process and support stronger risk-adjusted outcomes across different market environments.

While the platform is currently focused on supporting DDC’s internal treasury operations, the Company believes the underlying architecture has broader applicability as corporate adoption of Bitcoin treasury strategies continues to evolve. In parallel, DDC is evaluating how core components of the platform could be extended to non-treasury use cases inside the business and, over time, packaged as IP for other corporate treasuries and organizations seeking to incorporate similar capabilities to stay competitive.

About the DDC Treasury Intelligence Platform

The DDC Treasury Intelligence Platform is an AI-driven system designed to enhance how the Company manages and evaluates its Bitcoin treasury by bringing greater structure, transparency, and discipline to capital allocation, and by laying the groundwork for exportable, software-grade capabilities.

The DDC Treasury Graph: Turning Bitcoin Treasury into a Learning System

At the core of the platform is the DDC Treasury Graph, a governed internal knowledge base that unifies positions, flows, market signals etc.,

This approach is designed to turn DDC’s Bitcoin treasury from a static balance into a continuously learning dataset. Each new decision and market reaction becomes part of a feedback loop that informs subsequent analysis, helping management apply lessons from prior environments. Over time, the DDC Treasury Graph is expected to become a proprietary asset, a history of BTC-related decisions and responses.

BTC Purchase Signal Intelligence: Anchor Capability for Timing and Transparency

The platform’s initial anchor capability is BTC Purchase Signal Intelligence, a proprietary decision-support system that helps DDC assess when incremental Bitcoin purchases are more likely to align with the Company’s long-term financial and strategic objectives.

The objective is to address a critical gap in current treasury practice: a Bitcoin purchase may be economically rational from a long-term perspective yet still interact differently with short-term equity market conditions, volatility, and investor expectations. The platform is designed to make those trade-offs more explicit and measurable.

Platform Principles and Current Capabilities

The platform is built around four core principles:

●	Intelligence – aggregating and prioritizing relevant internal and external data.

●	Decision Quality – structuring how capital allocation decisions are evaluated and documented.

●	Governance – embedding Board-approved parameters and maintaining full auditability.

●	Compounding Edge – capturing each decision and market outcome to continuously refine future analysis.

In its current phase, the platform provides centralized visibility across Bitcoin positions, structured evaluation of treasury decisions, and monitoring of market and macro conditions relevant to capital deployment.

Over time, DDC expects the platform to strengthen the efficiency and consistency of its capital allocation process and support improved risk-adjusted outcomes across market cycles. As its dataset, models, and operational experience expand, the Company plans to extend the platform’s capabilities to additional domains within DDC and to explore commercialization opportunities for selected components as software or IP for other organizations, aiming to turn today’s internal AI operating system into tomorrow’s externally adopted standard.

About DDC Enterprise Limited

DDC Enterprise Limited (NYSEAMERICAN: DDC) is participating proactively in the corporate Bitcoin treasury evolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset while continuing to expand its portfolio of culinary brands. DDC is at the forefront of public companies integrating Bitcoin into their financial architecture. For more information, visit www.ddc.xyz.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about NYSE and SEC compliance, estimated revenue, margins, cash and growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the Company’s Bitcoin strategy, development of the DDC Treasury Intelligence Platform and BTC Purchase Signal Intelligence. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investors:

Yujia Zhai

OG Advisory Group

ddc@orangegroupadvisors.com

Media:

pr@ddc.xyz